As filed with the U.S. Securities and Exchange Commission on August 30, 2023

Registration No. 333-272935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1	☒
(Check appropriate box or boxes)

TIDAL TRUST II

(Exact Name of Registrant as Specified in Charter)

234 West Florida Street, Suite 203

Milwaukee, WI 53204

(Address of Principal Executive Offices, Zip Code)

(Registrant’s Telephone Number, including Area Code) (844) 986-7700

The Corporation Trust Company

1209 Orange Street

Corporation Trust Center

Wilmington, DE 19801

(Name and Address of Agent for Service)

Copies to:

Eric W. Falkeis Tidal ETF Services LLC 234 West Florida Street, Suite 203 Milwaukee, WI 53204	Domenick Pugliese Sullivan & Worcester LLP 1633 Broadway, 32nd Floor New York, NY 10019

Explanatory Note: The Prospectus/Proxy Statement and Statement of Additional Information, each in the form filed on August 3, 2023 in Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 (File No. 333-272935) (Accession Number 0001387131-23-009286), are incorporated herein by reference.

The sole purpose of this amendment is to file as an exhibit to this Registration Statement the final tax opinion of Sullivan & Worcester.

PART C

Other Information

Item 15. Indemnification

Reference is made to Article VII of the Registrants Second Amendment and Restated Declaration of Trust. The general effect of this provision is to indemnify the Trustees, officers, employees and other agents of the Trust who are parties pursuant to any proceeding by reason of their actions performed in their scope of service on behalf of the Trust.

Pursuant to Rule 484 under the Securities Act of 1933, as amended (the Securities Act), the Registrant furnishes the following undertaking: Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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Item 16. Exhibits

Exhibit No.	Description of Exhibit
(1)	(a) Certificate of Trust of Tidal Trust II (formerly, Tidal ETF Trust II) (the Trust or the Registrant), previously filed with the Trust’s registration statement on Form N-1A on April 26, 2022, is hereby incorporated by reference.
(b) Certificate of Amendment to Certificate of Trust previously filed with Post-Effective Amendment No. 28 on Form N-1A on November 14, 2022 and is incorporated herein by reference.
(c) Registrant’s Second Amended and Restated Declaration of Trust previously filed with Post-Effective Amendment No. 28 on Form N-1A on November 14, 2022 and is incorporated herein by reference.
(2)	Registrants Amended and Restated By-Laws - previously filed with Post-Effective Amendment No. 28 on Form N-1A on November 14, 2022 and is incorporated herein by reference.
(3)	Voting Trust Agreement - NA
(4)	Form of Agreement and Plan of Reorganization (incorporated herein as Appendix A).
(5)	Instruments defining the rights of holders of the securities being registered, are incorporated by reference to the Trust’s Declaration of Trust and Bylaws
(6)	(a) Form of Investment Advisory Agreement between the Trust (on behalf of the Grizzle Growth ETF) and Toroso Investments, LLC – previously filed with Form N-14 on June 26, 2023, and is incorporated herein by reference.
(b) Form of Investment Sub-Advisory Agreement between Toroso Investments, LLC and Grizzle Investment Management LLC (for the Grizzle Growth ETF) – previously filed with Form N-14 on June 26, 2023, and is incorporated herein by reference.
(c) Form of Investment Sub-Advisory Agreement between Toroso Investments, LLC and Cambria Investment Management, L.P. (for the Grizzle Growth ETF) – previously filed with Form N-14 on June 26, 2023, and is incorporated herein by reference.

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(7)	(a) Distribution Agreement between the Trust and Foreside Fund Services, LLC, previously filed with the Trusts registration statement on Form N-1A/A on July 12, 2022, is hereby incorporated by reference.
(i) Form of Amendment to the Distribution Agreement (adding the Grizzle Growth ETF) – previously filed with Form N-14 on June 26, 2023, and is incorporated herein by reference.
(8)	Bonus or Profit-Sharing Contracts. None.
(9)	Custodian Agreement between the Trust and U.S. Bank National Association, previously filed with the Trusts registration statement on Form N-1A/A on July 12, 2022, is hereby incorporated by reference.
(10)	(a) Amended Rule 12b-1 Plan -- previously filed with Post-Effective Amendment No. 56 on Form N-1A on February 6, 2023 and is incorporated herein by reference. (b) 18f-3 Plan – None.
(11)	Opinion and Consent of Counsel – previously filed with Form N-14 on June 26, 2023, and is incorporated herein by reference.
(12)	Opinion and Consent of Counsel as to tax matters and consequences to shareholders – filed herewith.
(13)

(a) Fund Administration Servicing Agreement between the Trust and Tidal ETF Services LLC, previously filed with the Trusts registration statement on Form N-1A/A on July 12, 2022, is hereby incorporated by reference.

(b) Fund Sub-Administration Servicing Agreement between Tidal ETF Services LLC on behalf of the Trust and U.S. Bancorp Fund Services, LLC, previously filed with the Trusts registration statement on Form N-1A/A on July 12, 2022, is hereby incorporated by reference.

(c) Fund Accounting Servicing Agreement between the Trust and U.S. Bancorp Fund Services, LLC, previously filed with the Trusts registration statement on Form N-1A/A on July 12, 2022, is hereby incorporated by reference.

(d) Transfer Agent Agreement between the Trust and U.S. Bancorp Fund Services, LLC, previously filed with the Trusts registration statement on Form N-1A/A on July 12, 2022, is hereby incorporated by reference.

(14)	Consent of Cohen & Company, Ltd.,previously filed with the Trusts registration statement on Form N-1A/A on August 3, 2023, is hereby incorporated by reference.
(15)	Omitted Financial Statements. None.
(16)	Power of Attorney - previously filed with Form N-14 on June 26, 2023, and is incorporated herein by reference.
(17)

(a) Prospectus and Statement of Additional Information for the Target Fund, dated November 30, 2022 are incorporated by reference.

(b) Annual Report to Shareholders for the fiscal year ended July 31, 2022, for the Target Fund is incorporated by reference.

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Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for re-offerings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that has duly caused this Registration Statement on Form N-14 to be signed below on its behalf by the undersigned, duly authorized, in the City of Milwaukee and State of Wisconsin, on the 30th day of August, 2023.

Tidal Trust II

/s/ Eric W. Falkeis
President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 30th day of August, 2023.

Signature	Title

/s/ Eric W. Falkeis	President, Principal Executive Officer, and Trustee
Eric W. Falkeis

/s/ Dave Norris*	Trustee
David Norris

/s/ Michelle McDonough*	Trustee
Michelle McDonough

/s/ Javier Marquina*	Trustee
Javier Marquina

/s/ Ally Mueller	Treasurer (principal financial officer and principal accounting officer)
Ally Mueller

*By:	/s/ Eric W. Falkeis
Eric Falkeis, Attorney in Fact
By Power of Attorney

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EXHIBIT INDEX

Exhibit No.	Exhibit
(12)	Opinion and Consent of Counsel

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